Exhibit 99.2

Press release

BlastGard International Reports First Quarter 2006 Results

-Company Expects to Generate Significant Revenue Growth

and Achieve Profitability in the Near Future-

CLEARWATER FL, May 12, 2006 BlastGard International (OTCBB; BLGA) reported financial results for the first quarter ended March 31, 2006. Revenues for the first quarter were $377,030 compared to $259 reported in the first quarter of 2005. The increase in revenue is attributed to the sales of the company’s fully commercialized, government service advantage approved, core product, BlastWrap®. With the commercialization of BlastWrap®, the Company has successfully transitioned from a development stage company to an operational stage company and expects to generate significant revenue growth and achieve profitability in the near future.

For the first quarter of 2006, BlastGard International reported a net loss of $411,305 or $(0.02) per share based on the weighted average of 22,323,413 shares outstanding compared to a net loss of $478,344 or $(0.02) per share reported in the first quarter of 2005 based on the weighted average shares outstanding of 21,856,625. The decrease in net loss is attributed to the increase in sales.

During the first quarter, the Company announced a significant order for its BlastWrap® product. In January, the Company received an order for 204 BlastGard MTR’s (mitigated trash receptacles) from Amtrak for use in their train stations, in such places as Penn Station in New York, Union Station in Washington D.C., 30th Street Station in Philadelphia, 210 South Canal Street Station in Chicago as well as eight other station locations. The Company expects to recognize an additional $475,000 in revenue from this order in the second quarter.

According to James Gordon, CEO of BlastGard, “We remained very active through the first quarter in our business development activities to identify and pursue a number of opportunities in the aviation and military sectors as well as in Homeland Security. We have several field tests of BlastWrap® in progress with the Naval Warfare Center, U.S. Marines and the U.S. Army and continue to make solid progress with our strategic partners. We believe that BlastWrap® provides unequaled protection from blasts and explosions, and successful completion of these field tests could lead to significant revenue generating opportunities and profitability in the near future from the UK Ministry of Defence’s Defence Ordnance Safety Group, the Nigerian Army Ordnance Corps, Nordisk Aviation and the U.S. Military. We are extremely encouraged by the foundation that we have laid this quarter and we look forward to the continued market acceptance of our products.”

About BlastGard International, Inc.

BlastGard International, Inc. creates, designs, develops, manufactures and markets proprietary blast mitigation materials. The Company’s patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. While the need for this technology has always been present, the security and safety concerns resulting from the September 11, 2001 acts and the subsequent development of Homeland Security make the timing of the Company’s emergence even more important. The Company’s core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. BlastWrap® is based upon well-defined principles and suppresses blast pressures by 50% or more. BlastWrap® products are made from two flexible films arranged one over the other and joined by a plurality of seams filled with attenuating filler material (volcanic glass bead or other suitable two-phase materials), configurable (designed for each application) with an extinguishing coating that offers a revolutionary blast protection system against Blast & Fire/burn threats. BlastWrap® is a blast mitigation assembly that can be wrapped around or conform to any shape. BlastWrap® is a concept (not a chemical compound) from which blast protection products are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company’s ability to market its products; the Company’s ability to obtain additional funding; the Company’s ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company’s stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact:	Investor Relations Contact:
BlastGard International, Inc.	The Investor Relations Group
Michael J. Gordon	Antima “Taz” Sadhukhan or Michael Crawford
(727) 592-9400	(212) 825-3210

Media Contact:
Mike Graff
(212) 825-3210